Exhibit 99.1

Polyrizon Ltd. Announces $3.5 Million Registered Direct Offering and Private Placement

RAANANA, ISRAEL, April 07, 2026 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (NASDAQ: PLRZ) (the “Company”), a pre-clinical-stage biotechnology company developing intranasal protective solutions, today announced that it has entered into definitive agreements with a single institutional investor for the purchase and sale of its Ordinary Shares and pre-funded warrants in a registered direct offering. In a concurrent private placement, the Company also agreed to sell to the same investor pre-funded and investor warrants. Aggregate gross proceeds to the Company from both transactions are expected to be approximately $3.5 million.

The transactions consisted of the sale of 388,888 Units (or Pre-Funded Units), each consisting of one (1) Ordinary Share (or one (1) Pre-Funded Warrant to purchase one (1) Ordinary Share) and one (1) Common Warrant to purchase one (1) Ordinary Share, at a combined offering price of $9.00 per Unit (or $8.99999 per Pre-Funded Unit, equal to the offering price per Unit minus an exercise price of $0.00001 per Pre-Funded Warrant). In the registered direct offering, the Company agreed to sell 87,777 Ordinary Shares and 190,000 Pre-Funded Warrants. In the concurrent private placement, the Company agreed to sell 111,111 PIPE Pre-Funded Warrants and 388,888 PIPE Common Warrants. The Pre-Funded Warrants will be immediately exercisable (subject to registration for unregistered PIPE Pre-Funded Warrants) and may be exercised at any time until exercised in full. The Common Warrants have an exercise price of $9.00 per share. For each Pre-Funded Warrant sold in lieu of an Ordinary Share, the number of Ordinary Shares offered will be decreased on a one-for-one basis.

The transactions are expected to close on or about April 8, 2026, subject to the satisfaction of customary closing conditions. The Company expects to use the net proceeds from the offerings, together with its existing cash, for general corporate purposes and working capital. Following completion of the offering, the Company will have 2,083,939 Ordinary Shares issued and outstanding, assuming the exercise of all Pre-Funded Warrants and PIPE Pre-Funded Warrants issued in the offering.

Aegis Capital Corp. is acting as exclusive placement agent for the offerings. Greenberg Traurig, P.A. is acting as U.S. counsel to the Company and Meitar | Law Offices is acting as Israeli counsel to the Company. Kaufman & Canoles, P.C. is acting as counsel to Aegis Capital Corp.

The registered direct offering is being made pursuant to an effective shelf registration statement on Form F-3 (No. 333-291368) previously filed with the U.S. Securities and Exchange Commission (SEC) and declared effective by the SEC on December 3, 2025. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate @aegiscap.com, or by telephone at +1 (212) 813-1010.

The offer and sale of the securities in the private placement are being made in a transaction not involving a public offering and have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. Accordingly, the securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The securities were offered only to accredited investors. Pursuant to a registration rights agreement with the investors, the Company has agreed to file one or more registration statements with the SEC covering the resale of the Ordinary Shares and the Shares issuable upon exercise of the pre-funded warrants and warrants.

Interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Polyrizon Ltd.

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon is further developing certain aspects of its C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing and completion of the offering, the satisfaction of customary closing conditions related to the offering and the intended use of proceeds therefrom. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 25, 2026 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Michal Efraty
Investor Relations
IR@polyrizon-biotech.com